SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-31805
CUSIP Number: 739268209

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

POWER EFFICIENCY CORPORATION
Full Name of Registrant

2200 Northern Boulevard, Suite 102
Address of Principal Executive Offices (street and number)

Greenvale, NY 11548
City, State and Zip Code

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PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In April, 2012, the Company ceased being a reporting company with the SEC under the Securities and Exchange Act of 1934. From April 2012 through July 2015, the Company was dormant except for the limited liquidation of certain assets.

In July, 2015, new management purchased, in a private transaction with a large stockholder, a controlling interest in the Company’s voting securities and since such time has embarked on creating a new business plan and plan of operations for the Company. The Company’s new businesses will focus on energy management, Distributed Energy Resources (“DER”) and Battery Energy Storage Systems (“BESS”) for grid balancing services to the Independent System Operators (“ISOs”); load shifting for utilities; energy management, through storage for C&I customers; and microgrids for energy security. Our primary objective will be to build, own, and operate distributed energy resources and BESS to develop a portfolio of income producing projects. The Company may develop and own these projects, participate as a large or small stakeholder or partial owner in these projects, or enter into joint ventures with various financial or operating partners.

As part of its business plan, new management has determined that the Company should return to being a fully reporting company under the Securities and Exchange Act of 1934 and the SEC’s rules promulgated thereunder. To that end, the Company filed a registration statement on Form 10 with the SEC, which became effective as of Tuesday, October 11, 2016.

The Company intends to file an amendment to its Form 10 as soon as possible in order to respond to SEC comments and to update the financial statements, management discussion and analysis and other information and business information contained in the filing. The new filing will include financial statements for the quarterly period ended June 30, 2016. The Company has not generated any operating revenue since 2012, and has not generated any income or revenue during the current fiscal year 2016.

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The Company’s management has been focused on developing its business plan and participating in particular energy management and development related projects, and its focus on the business operations of the Company, along with operating with minimal staffing and management has resulted in delays in amending its Form 10 and with preparing the Form 10-Q which will otherwise be due on November 25, 2016.

Due to these factors, additional time is needed for the Company to compile and complete all necessary financial information for the financial statements which will be included in the Form 10-Q. As a result, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 will not, without unreasonable effort and expense, be filed before its due date. The Company intends to file the Form 10-Q for the fiscal quarter ended September 30, 2016 as soon as practicable. There can be no assurance that the Company will file the Form 10-Q for the fiscal quarter ended September 30, 2016 during the five-day extension period (November 30, 2016).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Goldberg	(877)	309-3357
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes     ☒ No

As of the date hereof, the Company has not completing amending its Registration Statement on Form 10 as originally filed with the SEC on August 11, 2016. The Company is diligently working to file such amendment as expeditiously as possible.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SIGNATURE

POWER EFFICIENCY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 28, 2016	By:	/S/ Mark Goldberg
Mark Goldberg
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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